Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

November 13, 2023

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	File Nos. 033-70742 and 811-08090
	Funds:	Lincoln Hedged S&P 500 Fund 2 Lincoln Hedged S&P 500 Conservative Fund 2 (the “Funds”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on November 2, 2023, to the Registrant’s registration statement filed on Form 485APOS on September 18, 2023, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)

As applicable, make conforming changes to the Funds’ disclosure to align with those previously addressed in your September 8, 2023, comment response letter for the Lincoln Hedged Nasdaq-100 Fund’s registration statement.

a)	The Registrant confirms that, where applicable, the requested revisions have been made.

2)	Confirm that the Funds’ expense limits will continue through at least one year from the effective date of the prospectuses.

a)	Confirmed. The Funds’ expense limits have been updated accordingly.

3)	Please update the series and class IDs for the Funds in EDGAR to reflect the new fund names.

a)

The Registrant confirms that the Funds’ series and class information will be updated in EDGAR upon effectiveness of the Registration Statement, specifically at the end of the Funds’ current outcome period.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein

Samuel K. Goldstein, Esq.

Chief Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq. Christian Pfeiffer, Esq. Sharon Alyanakian Teriana Griggs

2